SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

___________________

FORM 11-K

___________________

(Mark One)

[ X ]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2017

[    ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to _______________

Commission file number 001-33994

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

INTERFACE, INC.

2859 PACES FERRY ROAD, SUITE 2000

ATLANTA, GA 30339

Interface, Inc.

Savings and Investment Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2017 and 2016

With Report of Independent Registered Public Accounting Firm

Interface, Inc.

Savings and Investment Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

Interface, Inc. Savings and Investment Plan

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Interface, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BDO USA, LLP

We are uncertain as to the year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 2003.

Atlanta, Georgia

June 25, 2018

Interface, Inc.

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2017	2016

Assets
Investments, at fair value:
Common/collective trust	$82,479,837	$83,716,379
Mutual funds	53,151,232	33,769,386
Interface, Inc. stock fund	6,812,937	5,763,633
Self-directed brokerage	1,099,137	1,043,925

Total Investments	143,543,143	124,293,323

Receivables:
Participant contributions	181,019	169,581
Notes receivable from participants	5,342,297	4,722,087
Employer contributions	64,094	60,659

Total Receivables	5,587,410	4,952,327

Net assets available for benefits	$149,130,553	$129,245,650

See accompanying notes to financial statements.

Interface, Inc.

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2017	2016

Additions to:

Investment income:
Interest and dividend income from mutual funds	$2,108,225	$1,450,375
Interest income from common collective trust	305,486	289,020
Dividend income from Interface, Inc. stock fund	74,343	73,972
Net appreciation (depreciation) in fair market value of investments	19,940,551	5,512,048

Net investment income	22,428,605	7,325,415

Interest income from notes receivable from participants	220,218	213,967

Contributions:
Participant	8,437,929	8,298,649
Employer	3,039,477	3,079,907
Participant rollovers	79,279	257,686

Total contributions	11,556,685	11,636,242

Total additions	34,205,508	19,175,624

Deductions to:

Benefits paid to participants	14,264,095	9,749,270
Administrative expenses	56,510	19,120

Total deductions	14,320,605	9,768,390

Net increase in net assets available for benefits	19,884,903	9,407,234

Net assets available for benefits, beginning of year	129,245,650	119,838,416

Net assets available for benefits, end of year	$149,130,553	$129,245,650

See accompanying notes to financial statements.

Interface, Inc.

Savings and Investment Plan –

Notes to Financial Statements

1.	Description of Plan

The following description of the Interface, Inc. (the “Company”) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.

General - The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries who have six months of service and are age eighteen or older. The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older. The Interface, Inc. Administrative Committee is responsible for oversight of the Plan, including the determination of the appropriateness of the Plan’s investment offerings and monitoring of the investment performance.

b.

Contributions – Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $18,000 for 2017 and $18,000 for 2016. Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $6,000 for 2017 and $6,000 for 2016. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at three percent of eligible compensation and their contributions are invested in the appropriate target date fund until changed by the participant. Deferral percentages for automatically enrolled participants increase one percent annually up to ten percent. The Company contributes fifty percent of the first six percent of eligible compensation that a participant contributes to the Plan. Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors in the form of cash or Company common stock. No additional profit-sharing amounts were contributed by the Company to the Plan during the years ended December 31, 2017 and 2016. Contributions are subject to certain limitations.

c.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and company matching contributions as well as allocations of the Company’s profit sharing contribution and Plan earnings. Participant’s accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based ratably on years of continuous service. A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e.

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Each loan is secured by the balance in the borrowing participant’s account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator on the date of the loan. Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f.

Payment of Benefits - On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. Vested balances less than $1,000 may be automatically distributed in the form of cash after termination of employment. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.

Forfeited Accounts – At December 31, 2017 and 2016, forfeited accounts totaled $1,270 and $18,641, respectively. These accounts will be used to reduce future employer contributions. In 2017 and 2016, the Plan used $154,145 and $302,640, respectively, of the forfeited account balances to reduce employer contributions.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for further discussion of fair value measurements. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common collective trusts are valued at net asset value per share as a practical expedient. The Company common stock fund is valued based upon the quoted market price for Interface, Inc. common stock. Self-directed brokerage accounts are valued at the asset value of investments held at year end. There have been no changes in the valuation methodology used at December 31, 2017 and 2016.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses as they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Payments are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation or depreciation of fair value of investments.

3.	Fair Value Measurements	The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure estimated fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under accounting standards are described below:

	Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in the active markets that the Plan has the ability to access.

	Level 2	Inputs to the valuation methodology include:
		●	Quoted prices for similar assets in active markets;
		●	Quoted prices for identical or similar assets in inactive markets;
		●	Inputs other than quoted prices that are observable for the asset; and
		●	Inputs that are derived principally from or corroborated by observable data by correlation or other means.

	Level 3	Inputs to the valuation methodology are unobserved and significant to the fair value measurement.

Net Asset Value

Common/collective trusts are valued using the net asset value (“NAV”) of the trust as reported by the trust’s manager as a practical expedient and are not classified in the fair value hierarchy in accordance with applicable accounting standards.

The following tables set forth, by level within the fair value hierarchy, the Plan assets at fair value as of December 31, 2017 and 2016, respectively. As required by accounting standards, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets at Fair Value as of December 31, 2017

Investment Type	Level 1	NAV	Total
Mutual Funds (by class)
Money Market	$2,065,627	$--	$2,065,627
Stock	33,986,749	--	33,986,749
Bond	7,229,785	--	7,229,785
Multi-Class	9,869,071	--	9,869,071
Total Mutual Funds	53,151,232	--	53,151,232

Interface, Inc. Stock Fund	6,812,937	--	6,812,937
Common/Collective Trusts	--	82,479,837	82,479,837
Self-Directed Brokerage
Common Stock	1,099,137	--	1,099,137
Total assets at fair value	$61,063,306	$82,479,837	$143,543,143

At December 31, 2017, the Plan had no unfunded commitments related to Common/Collective Trust Funds. The redemption of Common/Collective Trust Funds is subject to the preference of the individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemptions fees.

Assets at Fair Value as of December 31, 2016

Investment Type	Level 1	NAV	Total
Mutual Funds (by class)
Money Market	$2,085,384	$--	$2,085,384
Stock	16,205,618	--	16,205,618
Bond	6,063,908	--	6,063,908
Multi-Class	9,414,476	--	9,414,476
Total Mutual Funds	33,769,386	--	33,769,386

Interface, Inc. Stock Fund	5,763,633	--	5,763,633
Common/Collective Trust	--	83,716,379	83,716,379
Self-Directed Brokerage
Common Stock	1,043,925	--	1,043,925
Total assets at fair value	$40,576,944	$83,716,379	$124,293,323

4.	Related Party and Party in Interest Transactions

Certain Plan investments are shares of mutual funds, units of common collective trusts and units of a stable value fund managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees incurred by the Plan for investment management services are included in net appreciation (depreciation) in fair value of the investment as they are paid through revenue sharing; rather than a direct payment. The Plan Sponsor pays directly any other fees related to the Plan’s operations.

At December 31, 2017 and 2016, the Plan held 270,892 and 310,708 shares, respectively, of common stock of Interface, Inc., the sponsoring employer. The Plan also issues loans to participants that are secured by the balances in the respective participants’ accounts. Administrative expenses for the year ended December 31, 2017 and 2016 were $56,510 and $19,120, respectively, and are included in deductions from net assets in the statement of changes in net assets available for Plan benefits.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status

On January 31, 2014, the Company requested that a favorable letter of determination be issued to the Company to confirm that the Plan, as amended and restated, is qualified in its entirety pursuant to the applicable requirements of the Internal Revenue Code (“IRC”).

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 2, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Subsequent Events	The Plan has evaluated subsequent events through June 25, 2018, the date the financial statements were issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE
INTERFACE, INC. SAVINGS AND
INVESTMENT PLAN

By:	/s/ Bruce A. Hausmann
Bruce A. Hausmann, Member

Date:   June 25, 2018

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULE

Interface, Inc.

Savings and Investment Plan

EIN: 58-1451243 Plan #: 002

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2017

	(b)	(c)		(e)
	Identity of issuer,	Description of	(d)	Current
(a)	borrower, lessor, or similar party	Investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Value
	Common Collective Trusts:
*	T. Rowe Price Blue Chip Growth Trust	510,142 units		$18,252,868
*	T. Rowe Price Retirement Balanced	7,624 units		109,324
*	T. Rowe Price Retirement 2005 Trust	13,227 units		195,369
*	T. Rowe Price Retirement 2010 Trust	27,365 units		421,413
*	T. Rowe Price Retirement 2015 Trust	119,665 units		1,963,695
*	T. Rowe Price Retirement 2020 Trust	341,976 units		5,960,640
*	T. Rowe Price Retirement 2025 Trust	360,022 units		6,617,201
*	T. Rowe Price Retirement 2030 Trust	402,912 units		7,752,033
*	T. Rowe Price Retirement 2035 Trust	327,727 units		6,515,205
*	T. Rowe Price Retirement 2040 Trust	337,925 units		6,863,249
*	T. Rowe Price Retirement 2045 Trust	236,743 units		4,827,192
*	T. Rowe Price Retirement 2050 Trust	181,422 units		3,699,194
*	T. Rowe Price Retirement 2055 Trust	51,506 units		1,049,171
*	T. Rowe Price Retirement 2060 Trust	42,683 units		559,569
*	T. Rowe Price Stable Value Fund	17,693,714 units		17,693,714
	Total Common Collective Trusts			$82,479,837

	Federated High Yield Institutional Fund	504,347 shares		5,043,470
	Oppenheimer International Bond Fund	84,741 shares		505,056
	Vanguard Total Bond Yield Index Adm Fund	156,396 shares		1,681,259
*	T. Rowe Price Balanced Fund	405,634 shares		9,869,071
	Invesco Developing Markets Fund	3,933 shares		147,589
	Massmut Select Midcap GR EQ Fund	127,732 shares		2,742,409
	MFS Value Fund	258,933 shares		10,502,323
	Nuveen Small Cap Value Fund	1,548 shares		41,150
	Oakmark International Institutional Fund	77,700 shares		2,221,456
	Oppenheimer International Growth	10,307 shares		449,589
	Parnassus Core Equity Institutional Fund	33,675 shares		1,438,953
*	T. Rowe Price QM US SCG EQ Inv Fund	78,280 shares		2,731,175
	U.S. Treasury Money Fund	2,065,627 shares		2,065,627
	Vanguard Developed Markets Ind Adm Fund	32,136 shares		463,082
	Vanguard Midcap Admiral Fund	2,258 shares		432,566
	Vanguard Small Cap Index Adm Fund	4,052 shares		286,828
	Vanguard 500 Index Admiral Fund	34,801 shares		8,589,537
	Wells Fargo SPE Midcap Value Fund	102,740 shares		3,940,092
	Total Mutual Funds			$53,151,232

	Charles Schwab - Self-Directed Brokerage	Various publicly traded equity investments		1,099,137

*	Interface, Inc. Stock Fund - Employer Securities	270,892 shares		6,812,937

	Total Investments per Financial Statements			$143,543,143

*	Participant Loans	4.25% - 5.25%	-0-	5,342,297

	Total Investments per Form 5500			$148,885,440
	*Party-in-interest ** The Cost of Participant-directed investments is not required to be disclosed